

Mail Stop 4631

June 1, 2017

<u>Via E-Mail</u>
Mr. Huang Jiancong
Chief Executive Officer
ZK International Group Co., Ltd.
c/o Zhejiang Zhengkang Industrial Co., Ltd.
No. 678 Dingxiang Road, Binhai Industrial Park
Economic & Technology Development Zone
Wenzhou, Zhejiang Province
People's Republic of China 325025

> **Re:** **ZK International Group Co., Ltd.**
> **Registration Statement on Form F-1**
> **Submitted May 24, 2017**
> **File No. 333-218198**

Dear Mr. Huang:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In our comments we may ask you to provide us information so that we may better understand your disclosure.

<u>Prospectus' Outside Front Cover Page; Underwriting, page 85</u>

1. Disclosure on the prospectus' outside front cover page that all funds will be returned promptly to investors within three business days if you do not sell at least 1,000,000 ordinary shares by September 30, 2017 is inconsistent with disclosure in the underwriting section that all funds will be returned promptly to investors within five business days if you do not sell at least 1,000,000 ordinary shares by September 30, 2017. Please reconcile the disclosures.

<u>We are substantially dependent upon our senior management…, page 17; Management, page 63</u>

2. Disclosure that Mr. Jiancong Huang is your interim chief financial officer is inconsistent with disclosure in the management section and elsewhere that Ms. Shaochai Yang is your chief financial officer. Please reconcile the disclosures.

We plan to have a classified board structure…, page 27; Board of Directors, page 64;
Director Compensation, page 67

3. Your risk factor discloses that you will have a classified board structure, but your
    revised disclosure in the board of directors section does not confirm this. Please
    clarify whether you plan to have a classified board structure, and in your disclosures
    regarding the board of directors, ensure that you state the date of expiration of the
    current term for each director.

Board Committees, page 65

4. Identify the members of each board committee, and indicate the chair of each board
    committee.

Compensation Committee, page 66; Governance Committee, page 66

5. Disclosure indicates that the compensation committee is to review and make
    recommendations about all forms of compensation to be provided to your directors
    and executive officers. Disclosure indicates also that the governance committee is to
    review matters of compensation and recommend awards under your long term and
    short term incentive plans. Elaborate on how the compensation committee and the
    governance committee will coordinate what appear to be joint compensation
    responsibilities.

Underwriting, page 85

6. We note your response to comment 9 in our April 20, 2017 letter. Please revise your
    discussion of the escrow agreement to identify correctly the escrow agent. Your
    current disclosure references Signature Bank.

Financial Statements

General

7. We remind you that if your filing does not become effective by June 30, 2017, you
    will need to update your financial statements to include unaudited financial
    statements for the six months ended June 30, 2017. Refer to Rule 3-12 of
    Regulations S-X and Item 8.A.5 of Form 20-F.

    We remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments,
action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
William S. Rosenstadt, Esq.
Mengyi "Jason" Ye, Esq.
Ortoli Rosenstadt LLP
501 Madison Avenue, 14th Floor
New York, NY 10022